Kiran Pathak (Board Member)

Founder and President for the last 25 years of Peninsula Luggage Inc, a retail luggage company with stores in shopping centers and outlets throughout the U.S. Peninsula luggage operates retail stores under the names Peninsula Luggage, The Luggage Factory, and Bag'N and Baggage. Peninsula Luggage sells a variety of name brand luggage, bags, and travel essentials.